SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑                 Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐                No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-156817 on Form F-4, effective February 19, 2009, relating to the merger proposal.
I. Results of the 27th Annual General Meeting of Shareholders

1. Approval of Financial Statements
(Unit: KRW Million, except for earnings per share)
The 27th Fiscal Year (Fiscal Year ended December 31, 2008)
— Total Assets	18,684,922	— Revenues	11,784,835
— Total liabilities	9,853,033	— Operating income	1,113,389
— Capital stock	1,560,998	— Net income	449,810
— Total Stockholders’ Equity	8,831,889	* Basic earnings per share (KRW)	2,217
* Audit Opinion		Unqualified
2. Approval of Dividends
Regular cash dividend per share (KRW)		1,120
Total cash dividends (KRW)		226,279,531,520
Dividend ratio to market value		2.9%
3. Status of Directors (as of the date of appointment)
A. Approval of Appointment of Directors		— Two (2) standing directors(Sang Hoon Lee, Hyun-Myung Pyo)
		— Three (3) independent and non-executive directors (Choon Ho Lee, E. Han Kim, Jeung Soo Huh) (including one (1) independent and non-executive who will serve as member of the Audit Committee - E. Han Kim)
B. Number of Outside	Total number of directors	11
Directors Following	Number of outside directors	8
Appointment	Percentage of outside directors (%)	72.7%
C. Number of Auditors	Standing auditors	—
Following Appointment	Non-standing auditor	—
D. Number of Members of Audit Committee Following	Number of members of Audit Committee who are outside directors	4
Appointment	Number of members of Audit Committee who are standing directors	0

4. Details of Other Resolutions	Agenda Item No. 1. Approval of Financial Statements: approved as originally proposed.

Agenda Item No. 2. Election of Directors: approved as originally proposed

Agenda Item No. 3. Election of member of Audit Committee : approved as originally proposed

Agenda Item No. 4. Approval of Limit on Remuneration of Directors: approved as originally proposed

5. Date of Annual General Meeting of Shareholders	March 6, 2009
Details Relating to Elected Directors

Name	Date of Birth	Term	Whether Newly	Prior Work	Current Position	Education	Nationality
			Elected	Experience

Sang Hoon Lee	January 24, 1955	1 year	Newly elected	Executive Vice
President, Research
& Development
Group, KT

Vice President,
Telecommunication
Networks
Laboratory, KT

Managing Director,
Network
Architecture
Research Division,
Telecommunication
Networks
				Laboratory, KT	Head of Enterprise Customer Group (Senior Executive Vice President)	Ph.D. in electrical engineering from University of Pennsylvania, Philadelphia, U.S.A.	Korea

Hyun-Myung Pyo	October 21, 1958	1 year	Newly elected	Head of WiBro Business Group, KT Head of Marketing Group, KTF Head of Planning & Coordination Office, KTF	Head of Corporate Center(Executive Vice President)	Ph.D. in electrical engineering from Korea University	Korea

Details Relating to Elected Independent and Outside Director:

Name	Date of Birth	Term	Whether Newly	Prior Work	Current Position	Education	Nationality
			Elected	Experience

Choon Ho Lee	July 22, 1945	3 years	Newly-elected	Member of the Advisory Committee to the Ministry of Gender Equality Director, Korean Broadcasting System Director, Seoul Cultural Foundation	Visiting professor, Political Science and International Relations, Inha University	Ph.D. in Education from Inha University	Korea

E. Han Kim	May 27, 1946	3 years	Newly-elected	Independent Director/ Chairman of Board, POSCO Advisor, World Bank Director, East Asia Management Development Center Independent Director Hana Bank	Endowed Chair Professor and Director of Financial Research Center, University of Michigan	Ph.D. in Finance, State University of New York at Buffalo	USA

Jeung Soo Huh	June 10, 1960	3 years	Newly-elected	Dean of International Affairs, Kyungpook National University Publication Committee, Korean Materials and Metals Visiting Professor, University of Manchester Institute of Science and Technology, UK	Professor, Dept of Materials Science and Metallurgy, Kyungpook National University, Korea	Ph. D. in Materials Science and Engineering, M.I.T., USA	Korea

Details Relating to Election of Audit Committee Member:

Name	Date of Birth	Term	Whether Newly	Whether Independent	Prior Work	Current Position	Education	Nationality
			Elected	and Non-Executive	Experience
Director

E. Han Kim	May 27, 1946	3 years	Newly-elected	Independent and Non-Executive Director member of the audit committee	Independent Director/ Chairman of Board, POSCO Advisor, World Bank Director, East Asia Management Development Center Independent Director Hana Bank	Endowed Chair Professor and Director of Financial Research Center, University of Michigan	Korea	USA
II. Change in Ownership of Principal Shareholder
Please be advised of a change in the number of common shares owned by one of the major shareholders of KT Corporation (the “Company”) and KT treasury shares. The change was due to the disposal of treasury shares to make long-term incentive payments to directors:
1. Details of Change

				No. of shares
Shareholder	Date of change	Reason of change	Shares before change	changed	Shares after change

KT Corporation (treasury shares)	March 3, 2009	Disposal of treasury shares	71,500,404	-2,594	71,497,810
2. Details of Principal Shareholders

		Percent of issued shares
Shareholder	Shares owned	(%)

National Pension Service	18,028,759	6.59
KT Corporation (treasury shares)	71,497,810	26.14

III. Retirement of Shares
A. Number and class of shares to be retired
1. Common shares : 13,124,000
B. Total number of issued shares : 273,535,700 common shares
C. Par value per share (Won) : 5,000
D. Aggregate amount of shares scheduled to be repurchased for retirement (Won) : 500,024,400,000
E. Scheduled period of share repurchase for retirement : From March 10, 2009 to June 9, 2009
F. Method of share repurchase : market purchase
G. Securities firms designated to repurchase shares to be retired : Woori Investments, Samsung Securities, Korea Investment&Securities, Good Morning Shinhan Securities, Mirae Asset Securities
H. Date of board resolution : March 6, 2009
I. Attendance of Outside Directors : eight
J. Attendance of Audit Committee Member : present
K. Other matters to be considered
a) Aggregate amount of shares scheduled to be repurchased for retirement: The aggregate amount is calculated assuming Won 38,100 per share, the closing price of the shares on March 5, 2009, and is therefore subject to change.
b) Scheduled date of share retirement: The shares are scheduled to be retired promptly after completion of the share repurchase.
c) Daily order limit: 1,312,400 shares

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2009 KT Corporation
By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director